Exhibit 99.1


                               [GRAPHIC OMITTED]

               ELSCINT LIMITED ANNOUNCES CLOSING OF THE MERGER BY
            WAY OF EXCHANGE OF SHARES WITH ELBIT MEDICAL IMAGING LTD.

      Tel Aviv, Israel - November 23, 2005 - Elscint Limited (NYSE: ELT) ("Elscint") announced today the closing of the merger by way of an exchange of shares between Elscint and Elbit Medical Imaging Ltd. ("EMI"), the indirect controlling shareholder of Elscint.

      As of the date hereof, Elscint ordinary shares have ceased to trade on the New York Stock Exchange and Elscint became a wholly-owned subsidiary of EMI.

The Chairman of Elscint's Board of Directors, Abraham (Rami) Goren, commented:
"We are happy to complete this merger. We believe that the combined company will benefit from greater resources and opportunities as a result of the merger".

About Elscint Limited

Elscint Limited is engaged in two principal businesses: Hotel development and leisure, and investments in bio-technology companies. Elscint has interests in hotels in Western Europe, in hotel development projects, principally in Western and Central Europe, and in the commercial and entertainment center at the Marina in Herzlia, Israel. In the bio-technology field, Elscint invests in high potential start-up companies, and provides business guidance and professional advice to such companies for the development of business plans, research and development and marketing programs. More information regarding the Company is available at: http://www.elscint.net

This release contains certain forward-looking statements, which involve known and unknown risks, uncertainties or other factors not under the Company's control. The Company does not undertake to update the information set forth in this release.

For Further Information:

Company Contact                          Investor Contact

Abraham (Rami) Goren                     Kathy Price
Elscint, Ltd.                            The Global Consulting Group
+972-3-608-6020                          +1-646-284-9430
argoren@elscint.net                      kprice@hfgcg.com
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